

June 5, 2020

Via E-mail

Toshiro Mochizuki, Esq.
Shearman & Sterling LLP
Fukoku Seimei Building, 9th Floor
2-2-2 Uchisaiwaicho
Chiyoda-ku, Tokyo 100-0011, Japan

>   **Re: LINE Corporation**
>   **Schedule 14D-9 filed May 27, 2020**
>   **File No. 005-89859**

Dear Mr. Mochizuki:

The staff in the Office of Mergers and Acquisitions has reviewed your filing. We have the comments set forth below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

The Solicitation or Recommendation, page 6

1. As currently disclosed, the recommendation supporting the Offer appears to be made by the LINE Board. Item 4 of Schedule 14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 14e-2(a) of Regulation 14E, require that the "filing person" and "subject company," respectively, provide the required disclosures. Accordingly, please revise this statement (and other similar statements throughout the filing) to expressly state the Company's position with respect to the Offer. Alternatively, please clarify that the Board's recommendation is being made on behalf of the Company.

2. You disclose that the Special Committee unanimously concluded that "the procedures for carrying out the Business Integration, including the Offers, *can be seen as* having secured fairness" (emphasis added). We note similar language used with respect to the Committee's

other conclusions described in this section. The language cited above is unclear and does not appear to meet the requirements of Schedule 13E-3. Item 1014(a) of Regulation M-A requires each filing person on the Schedule 13E-3 to state and support a position on the fairness of the transaction (both procedurally and substantively) to the unaffiliated shareholders of the target company. Please revise to provide the required fairness determination.

Findings of the Special Committee, page 19

3. We note a series of references alluding to the consideration or discussion by the Special Committee and LINE's senior management of alternatives to the transaction. Please describe any specific alternative transactions with other parties that the Special Committee considered. Additionally, specify why the alternatives to the transaction were rejected in favor of this transaction. See Item 1013(b) of Regulation M-A.

Summary Prospective Financial Information, page 25

4. Summarize the assumptions and limitations underlying the projections presented.

5. Confirm in your response letter that the projections disclosed here are the ones provided to J.P. Morgan and BofA Securities referenced in the descriptions of their respective analyses'.

Financial Analyses and Opinion of J.P. Morgan, page 25

6. Refer to the first sentence under "Miscellaneous" on page 28. Revise the language stating that the summary of the J.P. Morgan opinion does not purport to be complete. A summary is necessarily a synopsis of information. See the corresponding but different qualifier on page 31 with respect to the BofA opinion.

Annex A – Opinion of J.P. Morgan

7. Refer to the second sentence in the last paragraph of this opinion. The disclosure states that "[t]his letter is provided solely for the benefit of the Board of Directors … and shall not confer rights or remedies upon, any shareholder…" Please delete this disclaimer from the opinion and from the description of it in the Schedule 14D-9 and the Offer to Purchase.

8. In the same paragraph of the opinion, revise the reference to a proxy statement or information statement, since the disclosure appears in tender offer materials.

* * *

We remind you that the Company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions